Exhibit 99.1

Locafy Acquires Citation Boost Technology to Further Bolster “Entity-Based” Local SEO Studio

Locafy Rounds Out Product Suite by Exercising Option to Acquire Additional SEO Technologies from Jimmy Kelley Digital

Citation Boost Technology to Deliver Complementary Local SEO Capabilities to Locafy Customers’ “Entity-Based” Local Pages

Solution Undergoing Trials with Locafy-Owned Online Directories and External Partners; Broader Commercial Release Expected During the 2023 September Quarter

PERTH, Australia – July 5, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, announced today that it has exercised an option from the August 2022 acquisition of Jimmy Kelley Digital to acquire additional SEO technology.

Citation Boost technologies will work in parallel with Locafy’s existing software suite to increase the online prominence of “local citations,” which are typically found as directory listings. In addition to its portfolio of local search technology solutions, Locafy also owns several online directories and has existing commercial agreements with several of the world’s largest citation management companies. These citation management companies collectively manage millions of business listings for their customers, many of which are published on Locafy’s online properties via Locafy’s Publishing API.

Locafy’s recently released “Trinity” platform included an upgrade to Locafy’s Publishing API, which now enables citation management companies to repurpose or extend the utility of their data to produce “entity-based” Local Pages through automation. Locafy’s Local Pages also contain all of Locafy’s key technology benefits, including their focus on local keyword search rankings and their scalability. As of today, Locafy publishes more than 3.5 million listings via the Publishing API from approximately 20 citation management companies across more than a dozen markets.

“From when we first acquired Jimmy Kelley Digital in 2022, we have been keen to add this Citation Boost solution to our technology stack,” said Locafy CEO Gavin Burnett. “We believe that in an age where content is increasingly AI-generated, it is crucial for traditional business listings to reclaim their true value. Citation Boost can help major search engines be more confident that business listing content represents real businesses, particularly if this content is published via reputable citation management companies and online directories.

“We are confident that we have a promising market opportunity with this solution,” Mr. Burnett continued. “With millions of listings from our citation management partners already plugged into our technology platform, our partners are able to present their clients with a pre-built and market-ready Local Pages solution, populated with content derived from that client’s individual data. When Citation Boost is incorporated into Local Pages, the combined solution can help make end user business citations and websites more prominent in search for their targeted keywords and locations. We believe that this is an important win for all parties involved.”

Locafy’s Citation Boost and Local Pages solutions are progressing through trials with existing partners, so far displaying what the Company believes to be excellent results. Locafy expects to make this solution more widely available by the end of the 2023 September quarter, or Locafy’s fiscal Q1 2024.

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

About Locafy Limited

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. Locafy helps businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Contact:

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

949-574-3860

LCFY@gateway-grp.com